UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cell Genesys, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

150921104
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22 , 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 150921104	13D /A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,122,841
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,122,841
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,122,841
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP NO. 150921104	13D /A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,122,841
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,122,841
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,122,841
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person OO

CUSIP NO. 150921104	13D /A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,122,841
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,122,841
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,122,841
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person IN

This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 15, 2009 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Cell Genesys, Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On May 5, 2009, Tang Capital Partners, LP filed a creditor derivative lawsuit in the Court of Chancery of the State of Delaware against the Issuer. The lawsuit sought, among other things, a declaration that the Issuer was insolvent and an injunction prohibiting previously disclosed executive retention payments. On May 10, 2009, Tang Capital Partners, LP entered into a settlement and exchange offer agreement with the Issuer pursuant to which the Issuer agreed to commence an offer to exchange all of the $68.3 million aggregate principal amount of its 3.125% Convertible Senior Notes due 2011 (“2011 Notes”) at a purchase price for each $1,000 principal amount of (i) $500 in cash, plus accrued interest, (ii) $140 worth of Common Stock equal to 205.8824 shares of Common Stock, and (iii) $310 of new 3.125% Convertible Senior Notes due in May 2013 (“2013 Notes”). Tang Capital Partners, LP agreed to tender into the exchange offer and withdraw the lawsuit if the exchange offer was consummated. The exchange offer was commenced on May 22, 2009 and completed on June 24, 2009. Pursuant to the exchange offer, Tang Capital Partners, LP tendered all $46,153,000 of its 2011 Notes on June 22, 2009. The lawsuit was dismissed on July 1, 2009.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	11,122,841 shares, representing 9.9% of the class
	Tang Capital Management, LLC	11,122,841 shares, representing 9.9% of the class
	Kevin C. Tang	11,122,841 shares, representing 9.9% of the Class

Tang Capital Partners, LP is the owner of 9,502,089 shares of the Issuer’s Common Stock and $14,307,000 principal face amount of the Issuer’s 2013 Notes. The 2013 Notes are convertible into Common Stock at a conversion rate of 1,470.5882 shares of Common Stock per $1,000 principal face amount of 2013 Notes. Pursuant to the Settlement and Exchange Support Agreement, dated May 10, 2009, between Tang Capital Partners, LP and the Issuer, which was filed as Exhibit 99.2 to the Statement filed on May 15, 2009 with the Securities and Exchange Commission, Tang Capital Partners, LP can only convert its 2013 Notes to the extent that, after such conversion, it would beneficially own no more than 9.999% of the Issuer’s Common Stock. As a result of such conversion limitation, Tang Capital Partners, LP can only currently convert $1,102,111 principal face amount of its 2013 Notes, resulting in the issuance 1,620,752 shares of Common Stock. Therefore, Tang Capital Partners, LP beneficially owns 11,122,841 shares of the Issuer’s Common Stock, or 9.9% of the class. Tang Capital Partners, LP shares voting and dispositive power over its shares of Common Stock and the 2013 Notes with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 11,122,841 shares of Common Stock held or acquirable by Tang Capital Partners, LP, or 9.9% of the class. Tang Capital Management, LLC shares voting and dispositive power over such Common Stock and the 2013 Notes with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the 11,122,841 shares of Common Stock held or acquirable by Tang Capital Partners, LP, or 9.9% of the class. Kevin C. Tang shares voting and dispositive power over such Common Stock and the 2013 Notes with Tang Capital Partners, LP and Tang Capital Management, LLC.

Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 111,239,539 shares of Common Stock outstanding as of June 22, 2009 (95,809,651 outstanding shares reported in the Issuer’s Form 8-K as filed with the SEC on June 17, 2009, plus 13,809,136 shares of Common Stock issued in the Issuer’s Tender Offer, as reported in the Issuer’s Form 8-K as filed with the SEC on June 29, 2008, plus 1,620,752 shares of Common Stock issuable upon the conversion of the 2013 Notes held by Tang Capital Partners, LP).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	11,122,841 shares
Tang Capital Management, LLC	11,122,841 shares
Kevin C. Tang	11,122,841 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

	Tang Capital Partners, LP	11,122,841 shares
	Tang Capital Management, LLC	11,122,841 shares
	Kevin C. Tang	11,122,841 shares

(c)	Since the Statement filed on May 15, 2009, the Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock, all of which were open market transactions, and in the case of the 2011 Notes and 2013 Notes, were transacted through the Company pursuant to its tender offer:

Entity	Transaction	Security	Trade Date	Shares/Principal/ Contracts	Price/Share

Tang Capital Partners, LP	Sale	Contracts	5/15/2009	2 (1)	0.15

Tang Capital Partners, LP	Sale	Contracts	6/3/2009	90 (1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	6/5/2009	75,000	0.56

Tang Capital Partners, LP	Sale	Common Stock	6/5/2009	300,000	0.56

Tang Capital Partners, LP	Sale	Common Stock	6/8/2009	100,000	0.59

Tang Capital Partners, LP	Sale	Common Stock	6/8/2009	500,000	0.59

Tang Capital Partners, LP	Sale	Contracts	6/8/2009	31 (1)	0.15

Tang Capital Partners, LP	Sale	Common Stock	6/9/2009	25,000	0.63

Tang Capital Partners, LP	Sale	Common Stock	6/9/2009	100,000	0.63

Tang Capital Partners, LP	Sale	Common Stock	6/10/2009	25,000	0.54

Tang Capital Partners, LP	Sale	Common Stock	6/11/2009	25,000	0.55

Tang Capital Partners, LP	Sale	Common Stock	6/11/2009	100,000	0.55

Tang Capital Partners, LP	Sale	Common Stock	6/12/2009	25,000	0.52

Tang Capital Partners, LP	Sale	Common Stock	6/16/2009	16,000	0.49

Tang Capital Partners, LP	Sale	Common Stock	6/22/2009	50,000	0.46

Tang Capital Partners, LP	Sale	Common Stock	6/22/2009	100,000	0.46

Tang Capital Partners, LP	Tender	2011 Notes	6/22/2009	(46,153,000)	(2)

Tang Capital Partners, LP	Tender	2013 Notes	6/22/2009	14,307,000	(2)

Tang Capital Partners, LP	Tender	Common Stock	6/22/2009	9,502,089	(2)

Tang Capital Partners, LP	Sale	Common Stock	6/23/2009	1,010,600	0.39

Tang Capital Partners, LP	Sale	Common Stock	6/24/2009	393,700	0.35

Tang Capital Partners, LP	Sale	Common Stock	6/30/2009	1,100,000	0.30

Tang Capital Partners, LP	Sale	Common Stock	7/1/2009	500,000	0.28

(1)	These transactions represent the sale of call option contracts. Each call option contract represents 100 shares of Common Stock.

(2)
On June 22, 2009, Tang Capital Partners, LP tendered all $46,153,000 of its 2011 Notes.  As consideration for tendering, for each $1,000 principal amount of the 2011 Notes, Tang Capital Partners, LP received: (i) 205.8824 shares of Common Stock, plus (ii) a cash payment of $500 plus accrued and unpaid interest on such $1,000 principal amount of 2011 Notes to, but excluding the settlement date of the exchange offer, plus (iii) $310 principal amount of the Issuer’s 2013 Notes.

(d)           N/A.

(e)           N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons have an open short position of 10,896,002 shares of the Issuer’s Common Stock and have sold 10,449 call option contracts (each of which call option contract relates to 100 shares of Common Stock), which short position and call option contracts are not netted against the data provided herein for the purposes of determining the number of shares beneficially owned by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

July 1 , 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang